March 16, 2005
VIA U.S. MAIL AND FACSIMILE

Robert W. Wright
CEO
PRB Gas Transportation, Inc.
1401 17th Street, Suite 650
Denver, CO  80202


		Re:	PRB Gas Transportation, Inc.
			Registration Statement on Form S-1/A
			File No. 333-120129
			Filed February 28, 2005

Dear Mr. Wright:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A

If we are unable to complete this offering.... , page 8

1. Please delete the mitigating language that appears in the second sentence of this risk factor.




We may be required to rescind the sale..., page 9

2. Please delete the language referring to the views of the Securities and Exchange Commission. Please also delete the language referring to the views of the Securities and Exchange Commission on page F-16 of the registration statement.

Capitalization, page 12

3. Please revise the outstanding common shares (as adjusted) to 7,161,000 in order to reflect the 800,000 shares of treasury stock.

Selected Historical and Pro Forma Financial Data, page 14

4. In light of your inclusion of audited December 31, 2004
financial
statements in your amended Form S-1, pro forma financial
statements
for the year ended December 31, 2003 are no longer required or meaningful to an investor. We generally object to retroactive presentation of transactions for periods other than the latest year and interim period. Please delete the pro forma statement of operations for the year ended December 31, 2003 and any related narrative references throughout your filing. For example, you make reference to the pro forma statement of operations for 2003 on pages
3-4, 14-15, 61, F-40 to F-42 and F-45 to F-46.  There may be other
references. Please revise your filing accordingly.   Refer to Rule
11-02(c)(2)(i) for guidance.

Subsequent events, page 28

5. We note your response to prior comment 8.  You indicate that you
conducted a private placement during September through December
2004
that commenced before the filing of this registration statement
and
continued concurrent with this registration statement.  As
previously
indicated, we deem the filing of a registration statement to be a general solicitation. It appears that you have engaged in a general solicitation not compatible with a private placement under Rule
506
of Regulation D or Section 4(2) of the Securities Act.

You have provided your analysis under the five-factor test as to why
the private placement should not be integrated with the offering contemplated by the registration statement. However, we note that
(1) one of the stated purposes of the private placement was to repay
the Bear Paw promissory note and that the registration statement filed on November 1, 2004 indicated that you intended to use the proceeds from the initial public offering for the same purpose,
(2)
the offers took place at or about the same time, (3) you received the same consideration, and (4) you issued securities immediately convertible into common stock, the security being registered on this registration statement.
Please expand your analysis to address each of the four points above as to why you believe that this private placement complies with
Section 5 of the Securities Act. Please consider whether any contingent liability for damages must be reflected in the financial statements.


Certain Relationships and Related Transactions, page 48

6. We note your response to prior comment 12.  Please identify Mr.
McGrain as a control person during the times cited.   Delete the
"may
be deemed" language.

Description of Securities, page 48

7. It appears that Mr. Wright issued JMGG (the Series A investor) options to acquire some of his holdings. Since it appears that JMGG has now dissolved, please provide disclosure in the filing regarding the status of the options Mr. Wright issued.

PRB Gas Transportation, Inc. Financial Statements

Note 8 - Commitments and Contingencies

Possible Rescission of Series C Convertible Preferred Stock Sale, page F-16

8. We assume that the significant percentage of Series C
Convertible
Preferred Stock purchased by insiders and affiliated parties was considered by you in determining the probability of Series C Convertible Preferred investors exercising their rescission rights.
If you have determined that the likelihood of rescission by investors is remote in light of the high percentage of sales to insiders and affiliated parties please revise your filing to so state, or tell us why you have not reclassified any of the equity raised through the Series C Convertible Preferred Stock issuance to liabilities.

Item 15. Recent Sales..., page II-2

9. It appears that many of your securities issuances were made to minor children through the use of UTMA, UGMA accounts and custodial accounts. Please consider whether each of these individuals meet the accredited investor standard. Additionally, please consider whether the trusts to which you issued securities to meet the accredited investor standard.

10. It appears that you are relying on Rule 501(a)(8) of Regulation D to support your assertion that JMGG was an accredited investor. Please include an affirmative statement in the registration statement that each current holder of Series A shares was an accredited investor at the time of receipt of the Series A shares. Additionally, please indicate how you were able to ascertain that each limited partner of JMGG who received shares is an accredited investor in the absence of affirmative representations from the individuals receiving the shares.

11. Please tell us how the partnership distributions comply with your obligation under Rule 502(d)(1) of Regulation D.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact TaTanisha Henderson at (202) 942-2958 or
George
Ohsiek, Accounting Branch Chief, at (202) 942-2905 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini at (202) 942-1999, or in her absence, Ellie Quarles, Special Counsel, at (202) 942-1859 or me at (202) 942-1900 with any other questions.


						Sincerely,



						H. Christopher Owings
      Assistant Director

CC:  Aaron Grunfeld
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PRB Gas Transportation, Inc.
Form S-1/A
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation Finance
     Postal Code 20549-0508